Exhibit 99.1

Suntech Announces Developments in Restructuring Process

WUXI, China — August 30, 2013 — Suntech Power Holdings Co., Ltd. (NYSE: STP) (“Suntech” or the “Company”), one of the world’s largest solar companies, today announced that following productive discussions with its key stakeholders earlier this week in China, an understanding has been reached with its Creditor Working Group led by Clearwater Capital Partners and Spinnaker Capital Limited for restructuring the Company.

The Company intends to immediately commence preparations for implementing a recapitalization plan that contemplates a scheme of arrangement as part of a holistic restructuring of the Suntech Group. The principal components of the restructuring scheme would include:  (i) identifying the key assets to be retained by the Company to allow it to continue its operations at a rationalized scale; (ii) the exchange of outstanding debt into the Company’s equity; (iii) the setting of maximum debt levels for the Company’s operating subsidiaries; and (iv) the introduction of a new strategic investor that will provide the necessary funding through the purchase of newly issued equity to complete the restructuring process. This will permit the Company to substantially improve its balance sheet and to be well positioned to continue as a major worldwide supplier in the solar industry.

The Company anticipates entering into a restructuring framework agreement in the next week or so to document the understanding that will allow the Company adequate time to execute the restructuring so long as it progresses the recapitalization plan and complies with the other terms in the restructuring framework agreement.

Mr. Zhou Weiping, Suntech’s President said, “Important steps forward are being taken towards a new Suntech. During this restructuring period, Suntech has continued to maintain its production and warranty obligations. The restructuring will allow us to cut our costs and optimize our margins and production. Although there is expected to be substantial dilution for our existing shareholders, we believe that these measures will put us in a better and stronger position to serve our current and future customers in China, Japan, the EU, USA and around the world.”

As noted in prior announcements, the Board of Directors has recently been reconstituted to a smaller, more geographically focused Board with the skillsets necessary for the development and execution of a restructuring plan. Recent new director appointments are: Mr. Michael Nacson, the new Chairman, who has been based in Southeast Asia for more than 30 years and has extensive restructuring experience, including projects in Hong Kong, China and North America, with a focus on the manufacturing, technology and electronics sectors; and Mr. Kurt Metzger who has lived in Asia for 18 years and has significant experience relating to risk management/debt restructuring, particularly in the sustainable energy sector. Mr. Nacson and Mr. Metzger were nominated by the Creditor Working Group. The Company and the Creditor Working Group will also be working together to identify a full-time executive to assist in the restructuring process and to work with the current management team to rebuild the Company to its former prominent position in the solar industry.

Suntech’s Chairman, Mr. Michael Nacson said, “We are pleased that we have been able to make progress on discussions with key stakeholders involved that puts us on a good footing to move forward with a clear business plan.”

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional operations in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ability to successfully achieve the arrangements described above, implement a recapitalization plan, and consummate a scheme of arrangement. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Ryan Scott Ulrich

Public Relations and Investor Relations

Ph: +86 510 8531 8654

Email: ryan.ulrich@suntech-power.com